EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the quarter ended 31 March 2019

ST. HELIER, Jersey, May 14, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the first quarter of 2019 (“Q1” or the “Quarter”).

Gold production in the Quarter was 11,948 ounces, approximately 8 per cent below the first quarter of 2018 (the “comparable quarter” or “Q1 2018”). Production was adversely affected by lower grade, although this was anticipated as part of the mine plan.

Consolidated operating profit before tax of $12.3m for the Quarter was 105 per cent higher than Q1 2018 although this increase was entirely due to exceptional gains of $3.3 million on foreign exchange following the devaluation of the domestic Zimbabwean currency and a profit on the sale of a subsidiary of $5.4m.

Attributable profit after tax was also substantially higher than the comparable quarter in 2018 at $9.3m again due to exceptional items which outweighed lower gross profit. Foreign exchange gains and profits arising on disposal are excluded from Caledonia’s adjusted earnings per share of 23 cents which were 44 per cent lower than the comparable quarter, largely due to reduced production and higher on-mine costs.

Operating cash flows for the Quarter were $6.3 million (Q1 2018; $7.0 million) and the Company’s balance sheet remains strong with net cash of $9.7 million as at 31 March 2019. Amounts stated below are expressed in thousands of US Dollars, unless otherwise stated or the context requires otherwise.

	Q1 2018	Q1 2019	% Change	Comment
Gold produced (oz)	12,924	11,948	-7.6%	Lower gold production was mainly due to lower grade, which was in-line with the mine plan. The grade dilution which was experienced in previous quarters has largely been addressed. Production was less than planned due mainly to lower than planned tonnage
On-mine cost per ounce ($/oz)[1]	687	794	15.6%	On-mine costs increased due to Blanket’s high fixed costs, which has an adverse effect at low production levels. Labour rates and the costs and consumption rates for certain consumables were also higher, but were as expected
All-in sustaining cost ($/oz) (“AISC”)[1]	832	943	13.3%	AISC increased due to the higher on-mine cost per ounce the effect of which was partially offset by lower sustaining capital investment and lower administrative expenses
Average realised gold price ($/oz)[1]	1,312	1,284	-2.1%	The average realised price of gold reflects the prevailing gold price received: revenues from the export credit incentive (“ECI”) and gold support price are accounted for as “other income”
Gross profit [2]	6,223	4,284	-31.2%	Gross profit was lower due to a reduction in the number of ounces sold and increased on-mine cost per ounce
Net profit attributable to shareholders	3,154	9,318	195.4%	Net profit attributable to shareholders increased due to foreign exchange gains and the profit on disposal of a subsidiary, the combined effect of which outweighed lower gross profit
Adjusted basic earnings per share (“EPS”)[3] (cents)	40.8	23.0	-43.6%	Adjusted basic earnings per share excludes deferred tax, foreign exchange gains and the profit on disposal of a subsidiary
Net cash and cash equivalents	13,380	9,742	-27.2%	Net cash remains strong
Cash from operating activities	7,045	6,275	-10.9%	Cash from operating activities remains robust and exceeded capital investment in the Quarter

Commenting on the results, Steve Curtis, Caledonia’s Chief Executive Officer said:

“Notwithstanding the production difficulties experienced as a result of lower than expected production tonnage, unreliable electricity supply and lower mine grade, cash generation for the quarter was solid at $6.3 million - sufficient to support both capital investment in the Central Shaft project of $5.1 million and Caledonia’s regular quarterly dividend as well as maintain a healthy balance sheet with net cash of $9.7m at the end of March.

“Work on sinking the Central Shaft remains on track. I expect shaft sinking to be completed in the middle of this year after which a further 12 months will be needed to equip the shaft before it is commissioned in mid-2020 and we can begin to increase production to our target of 80,000 ounces per annum by 2022. This production increase will contribute significantly to reducing operating costs through economies of scale and we look forward to further increasing cash flows and earnings as the shaft is commissioned.

“We maintain our full year production guidance of 53,000 – 56,000 ounces for 2019. I look forward to an improved cost performance in the remaining quarters of the year as we anticipate that the beneficial effects of improved production will be felt in the subsequent quarters of 2019.

“The early part of the Quarter was made more challenging by some significant macroeconomic disruptions.  In particular, the continuation of the currency peg between domestic currency and the US dollar caused severe hardship to our employees in Zimbabwe due to their reduced purchasing power which had repercussions for employee morale. The removal of the currency peg in late February resulted in a devaluation of the local currency and allowed management to take steps to remediate the situation of our employees.  This, in conjunction with other measures to address operational issues, has resulted in improved performance: I am pleased to report that production in April was almost exactly as planned and we are confident that production will improve in the remainder of 2019.

“The devaluation did however have a one-off positive financial impact on our results with a foreign exchange gain of $3.3 million arising on the revaluation of assets and liabilities that are denominated in local currency.  Looking forward, provided the exchange rate which is used to calculate Blanket’s local currency denominated gold receipts recognises economic fundamentals, management is optimistic that current monetary policy may create a more stable economic environment.

“Unit costs in the Quarter, although higher than the comparable quarter of 2018, were largely as expected.  Blanket’s relatively high fixed costs component makes our business particularly sensitive to production volumes.  On-mine cash costs per ounce of $794 and AISC of $943 were 15.6 per cent and 13.3 per cent higher respectively than the comparable quarter in 2018 although in line with budget.

“Operating profit was boosted by exceptional one-off gains on the sale of Eersteling (a South African gold mine which has been held on care and maintenance for many years) and the foreign exchange gain arising on the devaluation of the domestic currency.

“I am particularly pleased that we have maintained a safe working environment during what was clearly a difficult time for all our Zimbabwe based employees. I join with my fellow directors in expressing our sincere gratitude to all our management and staff for their contribution to this achievement.

“Notwithstanding the challenges experienced in the Quarter, we remain encouraged by the overall direction of policy development which we believe will result in improved operating conditions and a better investment climate in Zimbabwe. The most recent positive development in this regard is the introduction of a gold support price of $1,368 per ounce, a premium above the prevailing spot price in order to incentivize domestic gold production. On the exploration front, we are also particularly encouraged by Zimbabwe’s geological prospectivity and we continue to evaluate potential investment opportunities.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended March 31
	2019	2018

Revenue	15,920	18,059
Royalty	(819)	(904)
Production costs	(9,769)	(10,010)
Depreciation	(1,048)	(922)
Gross profit	4,284	6,223
Net other income	1,200	1,381
Administrative expenses	(1,396)	(1,542)
Profit on sale of subsidiary	5,409	-
Foreign exchange gain	3,280	71
Equity-settled share-based expense	-	(14)
Cash-settled share-based expense	(361)	(114)
Cost of gold hedge	(130)	-
Operating profit	12,286	6,005
Net finance cost	(48)	(16)
Profit before tax	12,238	5,989
Tax expense	(1,519)	(2,110)
Profit for the period	10,719	3,879

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(144)	208
Reclassification of accumulated exchange differences on the sale of subsidiary	(2,109)	-
Total comprehensive income for the period	8,466	4,087

Profit attributable to:
Shareholders of the Company	9,318	3,154
Non-controlling interests	1,401	725
Profit for the period	10,719	3,879

Total comprehensive income attributable to:
Shareholders of the Company	7,065	3,362
Non-controlling interests	1,401	725
Total comprehensive income for the period	8,466	4,087

Earnings per share (cents)
Basic	88.6	29.3
Diluted	88.5	29.2
Adjusted earnings per share (cents) (i)
Basic	23.0	40.8

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	March 31	Dec 31
		2019	2018
Total non-current assets		102,625	97,525
Inventories		9,068	9,427
Prepayments		1,077	866
Trade and other receivables		5,456	6,392
Gold hedge receivable		194	-
Cash and cash equivalents		9,742	11,187
Assets held for sale		-	296
Total assets		128,162	125,693
Total non-current liabilities		29,694	34,687
Trade and other payables		9,700	10,051
Income tax payable		1,205	1,538
Cash-settled share-based payments – short term portion		134	-
Liabilities associated with assets held for sale		-	609
Total liabilities		40,733	46,885
Total equity		87,429	78,808
Total equity and liabilities		128,162	125,693

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended March 31
	2019	2018
Cash flows from operating activities
Cash generated by operations	6,633	7,684
Net interest paid	(112)	(38)
Tax paid	(246)	(601)
Net cash from operating activities	6,275	7,045

Cash flows from investing activities
Acquisition of property, plant and equipment	(5,140)	(5,158)
Proceeds from disposal of subsidiary	1,000	-
Net cash used in investing activities	(4,140)	(5,158)

Cash flows from financing activities
Dividends paid	(738)	(899)
Repayment of term loan facility	-	(375)
Net cash used in financing activities	(738)	(1,274)

Net increase in cash and cash equivalents	1,397	613
Effect of exchange rate fluctuations on cash held	(2,842)	11
Cash and cash equivalents at beginning of the period	11,187	12,756
Cash and cash equivalents at end of the period (net of overdraft)	9,742	13,380

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this announcement.  Refer to Section 10 of the Quarter’s MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of the Quarter’s MD&A for a discussion of non-IFRS measures.